September 17, 2019

Steven Nichtberger
Chief Executive Officer and President
Cabaletta Bio, Inc.
2929 Arch Street, Suite 600
Philadelphia, PA 19104

       Re: Cabaletta Bio, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted August 2, 2019
           CIK No. 0001759138

Dear Mr. Nichtberger:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Financial Statements
Statements of Operations, page F-4

1.     With regard to your response to comment 13, please:
         tell us why you believe it is appropriate to weight the period of April 3, 2017 to
          August 22, 2017 at 51% when there were no shares outstanding to share in the loss, reconcile the issuance of 4,183,250 common shares on August 22, 2017 shown in your response letter dated September 6, 2019 to the 5,000,000 common shares shown as issued in 2017 on page F-5 of the draft registration statement and explain why the computation is not based on the 5,000,000 shares, Steven Nichtberger
Cabaletta Bio, Inc.
September 17, 2019
Page 2

             provide us your computation of the 204,187 shares and 3,156 shares that vest in some quarters as shown in your response letter dated September 6, 2019, and tell us where the vesting of the 3,130,874 shares is shown in your calculation in your response.
Notes to the Financial Statements
6. Commitments and Contingencies
The Regents of the University of California, page F-15

2. Refer to your response to comment 15. Please disclose the amount of obligation you are committed to fund or disclose that such amount is not material as we believe this is a significant term of the agreement that should be disclosed.
       You may contact Keira Nakada at 202-551-3267 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameSteven Nichtberger                          Sincerely,
Comapany NameCabaletta Bio, Inc.
                                                              Division of
Corporation Finance
September 17, 2019 Page 2                                     Office of
Healthcare & Insurance
FirstName LastName